FY2004 Semi-Annual Consolidated Financial Results
                   (April 1, 2003 through September 30, 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                November 5, 2003

Company name                                               : Toyota Motor Corporation
Stock exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
Location of the head office                                : Aichi Prefecture
URL                                                        : http://www.toyota.co.jp
Representative                                             : Fujio Cho, President
Contact person                                             : Takahiko Ijichi, General Manager, Accounting Division
                                                             Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for FY2004   : Wednesday, November 5, 2003
semi-annual financial results
Whether or not to be prepared in accordance with           : Yes
accounting principles generally accepted in the
United States of America

Results of FY2004 Semi-Annual (April 1, 2003 through September 30, 2003)

(1) Consolidated financial results                                                 (Amounts are rounded to the nearest million yen.)
----------------------- ----------------------------------- ---------------------------------- -------------------------------------
                                                                                                   Income before income taxes,
                                                                                                 minority interest and equity in
                                   Net revenues                     Operating income             earnings of affiliated companies
---------------------------------------------------------- ---------------------------------- -------------------------------------
                            Million yen                 %       Million yen                %         Million yen                 %
FY2004 semi-annual            8,224,241              8.0            767,769            12.1              812,013             13.7
FY2003 semi-annual            7,613,422             15.0            685,023            34.8              714,461             74.7
----------------------- ----------------- ----------------- ----------------- ---------------- ------------------- -----------------
FY2003                       15,501,553                           1,271,646                            1,226,652
----------------------- ----------------- ----------------- ----------------- ---------------- ------------------- -----------------
----------------------- ----------------------------------- ---------------------------------- -------------------------------------
                                    Net income                    Net income per share                 Net income per share
                                                                         - basic                            - diluted
----------------------- ----------------------------------- ---------------------------------- -------------------------------------
                            Million yen                 %                                Yen                                   Yen
FY2004 semi-annual              524,460             23.2                              153.36                                153.35
FY2003 semi-annual              425,800             86.3                              118.44                                118.44
----------------------- ----------------- ----------------- ---------------------------------- -------------------------------------
FY2003                          750,942                                               211.32                                211.32
----------------------- ----------------- ----------------- ---------------------------------- -------------------------------------

Note 1:  Equity in earnings of affiliated companies: FY2004 semi-annual
         40,993 million yen, FY2003 semi-annual 17,787 million yen, FY2003 52,835 million yen.
Note 2: Average number of shares issued and outstanding in each period (consolidated): FY2004 semi-annual 3,419,900,609 shares, FY2003 semi-annual 3,595,184,689 shares, FY2003 3,553,602,083 shares.
Note 3: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position

----------------------- -------------------------- -------------------------- --------------------------- --------------------------
                              Total assets           Shareholders' equity              Ratio of           Shareholders' equity per
                                                                                 shareholders' equity               share
----------------------- -------------------------- -------------------------- --------------------------- --------------------------
                                     Million yen                Million yen                           %                        Yen
FY2004 semi-annual                    20,777,120                  7,572,474                        36.4                   2,228.52
FY2003 semi-annual                    19,524,527                  7,384,492                        37.8                   2,080.71
----------------------- -------------------------- -------------------------- --------------------------- --------------------------
FY2003                                20,152,974                  7,121,000                        35.3                   2,063.43
----------------------- -------------------------- -------------------------- --------------------------- --------------------------

Note: Number of shares issued and outstanding at the end of each period (consolidated): FY2004 semi-annual 3,397,982,312 shares, FY2003 semi-annual 3,547,982,895 shares, FY2003 3,451,056,696 shares.

(3) Consolidated cash flows

---------------------- -------------------------- -------------------------- --------------------------- --------------------------
                             From operating            From investing              From financing                Cash and cash
                               activities                activities                  activities              equivalents at the end
                                                                                                                 of the period
---------------------- -------------------------- -------------------------- --------------------------- --------------------------
                                    Million yen                Million yen                 Million yen                Million yen
FY2004 semi-annual                    1,112,924                (1,472,104)                      48,399                  1,243,211
FY2003 semi-annual                    1,110,938                (1,139,049)                     281,637                  1,870,153
---------------------- -------------------------- -------------------------- --------------------------- --------------------------
FY2003                                2,085,047                (2,146,407)                      37,675                  1,592,028
---------------------- -------------------------- -------------------------- --------------------------- --------------------------

                FY2004 Semi-Annual Consolidated Financial Results
                   (April 1, 2003 through September 30, 2003)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

(4) Scope of consolidation and equity method

      Number of consolidated subsidiaries                    561 companies
      Number of affiliated companies                         227 companies
      Number of affiliated companies accounted for            54 companies
          under the equity method

(5) Changes in scope of consolidation and equity method

      Consolidated subsidiaries
               (increase)                68 companies   Toyota Auto Body Co., Ltd., Kanto Auto Works, Ltd., P.T.Toyota
                                                        Motor Manufacturing Indonesia, etc.
               (decrease)                 7 companies   T&K Autoparts Sdn. Bhd., etc.

      Affiliated companies accounted for under the equity method
               (increase)                   1 company   P.T. Toyota-Astra Motor
               (decrease)                 5 companies   Toyota Auto Body Co., Ltd., Kanto Auto Works, Ltd., P.T.Toyota
                                                        Motor Manufacturing Indonesia, etc.

Note: Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 semi-annual and FY2003 have also been prepared in accordance with accounting principles generally accepted in the United States of America.